                                        Filed by Monarch Community Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                            Subject Company: MSB Financial, Inc.
                                                    Commission File No.: 0-24898



      On September 2, 2003, Monarch Community Bancorp, Inc., a Maryland Corporation, issued the following press release:

PRESS RELEASE



*FOR IMMEDIATE RELEASE*


             MONARCH COMMUNITY BANCORP, INC. AND MSB FINANCIAL, INC.
                                 ANNOUNCE MERGER

      Coldwater, Michigan and Marshall, Michigan, September 2, 2003 -- Monarch Community Bancorp, Inc. (Nasdaq SmallCap: MCBF), Coldwater, Michigan, and MSB Financial, Inc. (Nasdaq SmallCap: MSBF), Marshall, Michigan, jointly announced today that they have signed a definitive merger agreement under which MSB Financial will merge into Monarch Community Bancorp in a transaction valued at approximately $24.5 million. The transaction will increase Monarch Community Bancorp's assets from $216.6 million as of June 30, 2003 to approximately $309.0 million and increase its number of banking offices from five to eight. Under the terms of the transaction, as described in more detail below, shareholders of MSB Financial will be entitled to receive cash and shares of Monarch Community Bancorp common stock currently valued at $18.80, based on the current stock price of Monarch Community Bancorp and subject to exchange ratio limits, in exchange for each share of MSB Financial common stock.

      John R. Schroll, President and Chief Executive Officer of Monarch Community Bancorp stated, "We are very pleased to announce our agreement for MSB Financial to merge with Monarch Community Bancorp. This merger of two community-oriented institutions represents a significant extension of our franchise into a new market. A year ago, we converted to a public company in part to facilitate franchise growth. We are familiar with the Marshall market and believe that access to such market will help us create a stronger franchise by maximizing our collective resources, i.e., manpower, banking products, customer-driven services and geographic footprint. We feel this merger addresses these strategic goals, and we look forward to continuing to emphasize the personal service and community banking focus that our customers expect and appreciate."

      "We believe that this transaction is an excellent opportunity for our shareholders and our customers," said Charles B. Cook, President and Chief Executive Officer of MSB Financial. "Our commitments to maximizing shareholder value and to preserving a community bank atmosphere and high quality of service will be met by this merger. Our shareholders will receive a strong premium to the current market price of MSB Financial common stock and will continue ownership in the merged institution. Our customers will also benefit from access to a greater selection of services."

      The merger is expected to be completed in the first quarter of 2004.

      Monarch Community Bancorp's management team and board of directors will remain intact following the merger. Two members of MSB Financial's board of directors will be added to the boards of directors of Monarch Community Bancorp and Monarch Community Bank.

      In connection with this transaction, RP Financial, LC. acted as financial advisor to Monarch Community Bancorp and Keefe, Bruyette & Woods, Inc. acted as financial advisor to MSB Financial. Muldoon Murphy & Faucette LLP represented Monarch Community Bancorp, while Silver, Freedman & Taff, L.L.P. represented MSB Financial.

      Monarch Community Bancorp is the holding company for Monarch Community Bank. Monarch Community Bank operates out of five offices in southern Michigan. At June 30, 2003, Monarch Community Bancorp had total assets of $216.6 million and total deposits of $117.7 million.

      MSB Financial is the holding company for Marshall Savings Bank, F.S.B. Marshall Savings Bank operates out of three offices in southern Michigan. At June 30, 2003, MSB Financial had total assets of $103.2 million and total deposits of $72.8 million.

TERMS OF THE MERGER

      Under the terms of the agreement, MSB Financial shareholders will receive shares of Monarch Community Bancorp common stock according to the formula described below and $15.04 in cash in exchange for each share of MSB Financial common stock. The transaction is expected to be taxable to MSB Financial shareholders for both the cash and stock portions of the merger consideration.

      The number of shares of Monarch Community Bancorp common stock into which each MSB Financial share will be exchanged will be based on the price of Monarch Community Bancorp common stock over a measurement period prior to the closing, as follows:

IF THE AVERAGE CLOSING PRICE OF MONARCH
COMMUNITY BANCORP COMMON STOCK DURING           THEN MSB FINANCIAL STOCKHOLDERS WILL RECEIVE,
THE MEASUREMENT PERIOD IS:                      IN EXCHANGE FOR EACH MSB FINANCIAL SHARE:
-------------------------------------------    ---------------------------------------------------
  o  $10.60 or less                             o   0.3547 shares of Monarch Community Bancorp
                                                    common stock
  o  between $10.60 and $16.60                  o   a number of shares equal to $3.76 divided by
                                                    the average closing price
  o  $16.60 or more                             o   0.2265 shares of Monarch Community Bancorp
                                                    common stock

      The value of the cash component of the merger consideration will remain fixed at $15.04. The value of the stock component of the merger consideration will remain fixed between the exchange ratio limits at $3.76 and will fluctuate outside of the exchange ratio limits. The current value of the merger consideration is $18.80 per share based on the current stock price of Monarch Community Bancorp.

      The merger is subject to certain conditions, including the approval of the shareholders of MSB Financial and receipt of regulatory approval.

FORWARD-LOOKING STATEMENTS

      This news release contains certain forward-looking statements about the proposed merger of Monarch Community Bancorp and MSB Financial. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Monarch Community Bancorp and MSB Financial, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Monarch Community Bancorp and MSB Financial are engaged, and changes in the securities markets.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

      SHAREHOLDERS OF MSB FINANCIAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 THAT MONARCH COMMUNITY BANCORP WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MONARCH COMMUNITY BANCORP, MSB FINANCIAL, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. Investors will be able to obtain all documents filed with the SEC by Monarch Community Bancorp and MSB Financial free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monarch Community Bancorp will be available free of charge from the Corporate Secretary of Monarch Community Bancorp at 375 North Willowbrook Road, Coldwater, Michigan 49036, telephone (517) 278-4566. Documents filed with the SEC by MSB Financial will be available free of charge from the Corporate Secretary of MSB Financial at 107 North Park Street, Marshall, Michigan 49068, telephone (269) 781-5103. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

      MSB Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MSB Financial's shareholders to approve the merger. Information about the directors and executive officers of MSB Financial and their ownership of MSB Financial's common stock is set forth in MSB Financial's proxy statement for its 2002 annual meeting of shareholders as filed with the SEC on September 23, 2002.

For further information contact:

John R. Schroll
President and Chief Executive Officer
Monarch Community Bancorp, Inc.
(517) 278-4566

Charles B. Cook
President and Chief Executive Officer
MSB Financial, Inc.
(269) 781-5103